Schedule 13D – Information to be included in statements filed in pursuant to § 240.13d-1(a) and amendments thereto filed pursuant to § 240.13d-2(a).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SmartServ Online, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

83169M 40 1

(CUSIP Number)

Tycho H.E. Stahl, Esq.

Smith, Gambrell & Russell, LLP

1230 Peachtree Street, N.E.

Suite 3100

Atlanta, Georgia 30309-3592

(404) 815-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83169M 40 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TecCapital, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 959,348

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 959,348

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 959,348

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.3%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This filing relates to the common stock, par value $0.01 per share (“Common Stock”) of SmartServ Online, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 2250 Butler Pike, Suite 150, Plymouth Meeting, PA 19462.  All shares amounts described in this Statement have been adjusted to reflect the 6-for-1 reverse stock split effected by the Issuer on November 25, 2003.

Item 2.	Identity and Background

The person filing this Schedule 13D (this “Statement”) is TecCapital, Ltd., a Bermuda corporation (“TecCapital”), with its principal office at Canon’s House, 22 Victoria Street, Hamilton, HM12 Bermuda.  TecCapital is a venture capital firm, investing primarily in mobile-technology-based companies. TecCapital is wholly-owned by Oak Point Holdings Limited (“Oak Point”).  Certain information regarding the directors and executive officers of TecCapital is set forth on Schedule A attached hereto and incorporated herein by reference.

Oak Point, the sole shareholder of TecCapital, is a British Virgin Islands corporation, with its principal office at Craigmuir Chambers, PO Box 71, Road Town, Tortola, British Virgin Islands.  Oak Point’s principal business is as a holding company of TecCapital.  All of the outstanding shares of capital stock of Oak Point are owned by Sir David Barclay and Sir Frederick Barclay.  Certain information regarding the directors, executive officers, and shareholders of Oak Point is set forth on Schedule A attached hereto and incorporated herein by reference.

Neither TecCapital nor, to the best knowledge of TecCapital, any person named in Schedule A to this Statement, has during the last five years been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the Stock Purchase Agreement, dated May 12, 2000, among the Issuer, TecCapital and certain other investors named therein (the “Stock Purchase Agreement”), TecCapital purchased 50,505 shares of Common Stock (the “Initial Shares”) for an aggregate cash purchase price of $14,999,985.  The source of funds for the purchase of the Initial Shares was working capital of TecCapital.  Pursuant to the terms of the Stock Purchase Agreement, TecCapital is entitled to be issued, from time to time automatically, without any further action being required therefor on the part of TecCapital, and for no additional consideration, additional shares of Common Stock (the “Top-Up Shares,” as defined in the Stock Purchase Agreement) and warrants to purchase additional shares of Common Stock (the “Compensation Warrants,” as defined in the Stock Purchase Agreement).  The number of Top-Up Shares to be issued to

TecCapital from time to time are calculated using an anti-dilution formula pursuant to the Stock Purchase Agreement.  Such Top-Up Share issuances are triggered by additional issuances of stock or other securities by the Issuer at an effective price per share (determined pursuant to the contractual formula) less than that paid by TecCapital in its initial investment.  The number of Compensation Warrants to be issued to TecCapital from time to time is based on the Issuer’s failure to register certain securities by certain target dates as described in the Stock Purchase Agreement.  No borrowed funds were used as consideration in the above-described purchase transaction.

Item 4.	Purpose of Transaction

TecCapital’s acquisition of the Initial Shares was solely for investment purposes. Pursuant to the terms of the Stock Purchase Agreement, TecCapital believes that it is entitled to be issued additional shares of Common Stock and warrants for Common Stock, as described in Item 3 above, automatically and without any further action being required on the part of TecCapital.  TecCapital’s beneficial ownership of shares of the Issuer’s common stock arises solely from the transactions contemplated by the Stock Purchase Agreement.  TecCapital has not engaged in any other transactions in respect of the capital stock of the Issuer.

Except as otherwise disclosed in this Item 4, neither TecCapital nor, to the best knowledge of TecCapital, any other person named in Schedule A to this Statement has formulated any specific plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Issuer has filed a registration statement on Form SB-2, filed with the Securities and Exchange Commission on May 13, 2004, to register shares of Common Stock held by certain shareholders for resale, including the shares of Common Stock owned by TecCapital as described in this Statement.  TecCapital intends to continuously review its options with respect to its investment in the Issuer and, depending on various factors including, without limitation, the Issuer’s financial position and results of operations, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, TecCapital may in the future take such action from time to time with respect to its investment in the Issuer as it deems appropriate including, without limitation, selling some or all of its shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

TecCapital directly owns 185,958 of the issued and outstanding shares of Common Stock (the “Issued Shares”).  TecCapital also believes that, pursuant to the Stock Purchase Agreement, it is entitled to 667,330 Top-Up Shares and Compensation Warrants entitling it to purchase 106,060 shares of Common Stock (collectively, the “Additional Securities”).  The Additional Securities have not been issued to TecCapital by the Issuer and the parties are currently in a dispute regarding TecCapital’s right to acquire the Additional Securities.  TecCapital believes that it does not have access to all of the data required to determine the number of Additional Securities to which it is entitled and TecCapital’s determination is based entirely on certain information that has been furnished from time to time by the Issuer to TecCapital and/or included in periodic reports filed by the Issuer under the Securities Exchange Act of 1934.  Accordingly, TecCapital’s determination of its beneficial ownership of the

Additional Securities as reported herein is correct to the best of TecCapital’s knowledge, but is subject to correction in the event any of the information obtained from the Issuer to make such determination is incomplete or incorrect.

In total, TecCapital believes it has beneficial ownership of 959,348 shares of Common Stock, or approximately 26.3% of the issued and outstanding shares, based on the 2,878,840 shares of Common Stock reported issued and outstanding as of April 15, 2004 in the Issuer’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004 and calculated in accordance with Rule 13d-3.  By virtue of the relationships described under Item 2 of this Statement, each of the other persons named in Item 2 of this Statement may be deemed to share indirect beneficial ownership of the Common Stock beneficially owned by TecCapital.

The table below provides certain information regarding Top-Up Shares and Compensation Warrants that TecCapital believes it is entitled to receive since May 20, 2004, in each case without payment of any additional consideration and automatically, without any further action being required therefor on the part of TecCapital, pursuant to the terms of the Stock Purchase Agreement.  None of the issuances listed in the table below have been effected by the Issuer and TecCapital and the Issuer are in dispute as to TecCapital’s right to be issued such securities.

Security	Date	Number of Top- Up Shares or Shares Underlying Compensation Warrants

Compensation Warrants	05/27/2004	5,050.5
Top-Up Shares	06/01/2004	509,733
Compensation Warrants	06/05/2004	5,050.5
Compensation Warrants	06/09/2004	5,050.5
Compensation Warrants	06/26/2004	5,050.5
Compensation Warrants	06/27/2004	5,050.5
Compensation Warrants	07/05/2004	5,050.5
Compensation Warrants	07/09/2004	5,050.5

To the best knowledge of TecCapital, none of the persons named in Item 2 above have effected any transactions in Common Stock since May 20, 2004.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Stock Purchase Agreement, a copy of which is incorporated herein by reference, there are no contracts, arrangements, understandings or relationships between TecCapital and the Issuer with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

The Stock Purchase Agreement, dated May 12, 2000, among the Issuer, TecCapital and certain other investors named therein, is incorporated herein by reference to Exhibit 4.2 to the Registration Statement under the Securities Act of 1933 on Form SB-2 of the Issuer, file no. 333-115462, filed by the Issuer with the Securities and Exchange Commission as of May 13, 2004.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

TecCapital, Ltd.

July , 2004
Date

Signature
Charles R. Klotz President
Name/Title

Schedule A

Certain information regarding the Directors and Executive Officers of TecCapital

Charles R. Klotz, a United States citizen, is a Director and the President of TecCapital.  Mr. Klotz’s business address is that of TecCapital.

Peter K. Carmichael, a British citizen, is a Director and Vice President of TecCapital.  Mr. Carmichael’s business address is that of TecCapital.

Certain information regarding the Directors, Executive Officers and Shareholders of Oak Point

Sir David Barclay, a British citizen, and Sir Frederick Barclay, a British citizen, in the aggregate own 100% of the outstanding shares of Oak Point.  The business address for both Sir David Barclay and Sir Frederick Barclay is that of Oak Point.  The principal occupations of Sir David Barclay and Sir Frederick Barclay are as entrepreneurs.

Charles R. Klotz is a Director and the Chairman of Oak Point.

Peter K. Carmichael is a Director and the Secretary of Oak Point.